DC
1284721

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

[redacted]

04021064

March 24, 2004

Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2004

PROCESSED
APR 02 2004
THOMSON
FINANCIAL

Re: Mattel, Inc.
Incoming letters dated February 24, 2004 and March 12, 2004

Dear Mr. Normile:

This is in response to your letters dated February 24, 2004 and March 12, 2004 concerning the shareholder proposal submitted to Mattel by John Chevedden. We also have received letters from the proponent dated March 17, 2004 and March 19, 2004. On February 23, 2004, we issued our response expressing our informal view that Mattel could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position in light of Mattel's representation that it has adopted a revised policy regarding shareholder approval in adopting any rights plan.

The Division grants the reconsideration request, as there now appears to be some basis or your view that Mattel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

February 24, 2004

Sent Via E-Mail And Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20547

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. – Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

On January 9, 2004, we notified you of the intention of Mattel, Inc. ("Mattel"), to omit from the proxy statement and form of proxy for Mattel's 2004 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by John Chevedden (the "Proponent") to Mattel on November 20, 2003 (the "Proposal"). In our letter to you of January 9, 2004 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if Mattel omitted the Proposal from the Proxy Materials.

On February 6, 2004, we received copies of three letters, each dated January 23, 2004, sent from the Proponent to the Staff; on February 11, 2004, we received copies of two letters, each dated January 31, 2004, sent from the Proponent to the Staff; and on February 16, 2004, we received a copy of a letter dated February 7, 2004 sent from the Proponent to the Staff (the six letters collectively, the "Proponent Letters"), which we are attaching as Exhibit A in the order in which we received them. The Proponent Letters contain misleading arguments that in one instance omits important language from quoted text and in another instance "writes in" language that does not appear in the quoted text. In addition, Mattel is of the view that the Proponent's arguments set forth in the Proponent Letters, to the extent discernible, are flawed and therefore Mattel continues to believe that it may exclude the Proposal from the Proxy Materials on the basis of Rule 14a-8(i)(10). The reasons for our conclusions in this regard are more specifically described in the Request Letter, but we would like to draw the Staff's attention to a few of the key flaws with the Proponent Letters.

A. **The Proposal.**

For the benefit of the Staff, we repeat the text of the Proposal, which reads as follows:

> RESOLVED, Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

B. **The Proponent's misleading arguments do not change the conclusion that the Proposal is properly excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.**

In the Request Letter, we expressed our view that Mattel should be permitted to exclude the Proposal under Rule 14a-8(i)(10) because the Proposal has been substantially implemented. The Request Letter stated that the Mattel board of directors has adopted a statement of policy on shareholder rights plans, which, subject to the board's fiduciary duties, requires Mattel to submit any future rights plans to a stockholder vote. The Request Letter argued that the "fiduciary out" in the shareholder rights policy is a requirement of Delaware law and included the opinion of Mattel's Delaware counsel to that effect. In that regard, the Request Letter cited a very recent no-action letter issued to the Hewlett-Packard Company (avail. Dec. 24, 2003), which involved a proposal nearly identical to the Proposal and a shareholder rights policy that closely mirrors that of Mattel. The Proponent does not acknowledge the precedential value of the Hewlett-Packard no-action letter, even though he was the proponent in connection with that letter. In fact, and even more troubling, he attempts to distinguish the Mattel shareholder rights policy from that of Hewlett-Packard by selectively quoting from the latter and omitting key text. On the second page of the first of the Proponent Letters dated January 23, 2004, the Proponent states that Mattel "fails to explain the contrast of [Mattel's] policy to the Hewlett Packard policy, which states:

> 'That the Board hereby deems it to be in the best interest of HP and its shareholders to adopt, and the board does hereby adopt, a policy that it shall submit adoption or extension of any poison pill to a shareowner vote before it acts to adopt any poison pill;'"

The citation of the first three and a half lines of the Hewlett-Packard policy selectively omits the key proviso to that policy, which continues (as follows) immediately after the quoted text:

> provided, however, that the Board may act on its own to adopt a poison pill without first submitting such matter to a shareowner vote if, under the circumstances then existing, the Board in the exercise of its fiduciary responsibilities deems it to be in the best interest of HP and its shareowners

to adopt a poison pill without the delay in adoption that would come from the time reasonably anticipated to seek a shareowner vote.[1] (emphasis added)

This "fiduciary out" proviso is an integral part of the Hewlett-Packard policy, as it is of Mattel's policy, and the need for it under Delaware law was discussed in the Hewlett-Packard Letter and the Request Letter, as well as in the Delaware legal opinions that accompanied them. In the Proponent Letters, the Proponent suggests to the Staff that Mattel has "fail[ed] to support an extension of the Hewlett-Packard case to the milquetoast company policy." The Proponent's attempt to distinguish the Hewlett-Packard policy from the Mattel policy -- by omitting over half of the text of the Hewlett-Packard policy -- was either willfully blind to the Hewlett-Packard policy or in bad faith, and in any event cannot withstand scrutiny. Mattel continues to believe that the Hewlett-Packard no-action letter constitutes precedent that is directly on point and that Proponent's failure to address it is as such is a telling omission in the Proponent Letters.

The Proponent also attempts to attack Mattel's Request Letter and in particular the accompanying opinion of Delaware counsel by stating that a "non-binding vote after a pill is adopted" should not interfere with the ability of Mattel's board to respond to potential takeover threats. Although it may be convenient for the Proponent in those parts of the Proponent Letters to assume that the requested vote both is non-binding and would follow the adoption of a shareholder rights plan, his actual Proposal, reprinted in Section A above, is not specific on either of those points. Instead, it merely provides for a shareholder vote "on the earliest possible shareholder ballot" and says absolutely nothing about the vote being non-binding.[2] While it is hard to make sense of the Proponent's shifting arguments, it is easy to see how other Mattel stockholders may understand the Proposal differently from the interpretation the Proponent now seeks to give it. Thus, Mattel believes that the Proponent's attempt to attack Mattel's reliance on the opinion of Delaware counsel is flawed.

C. Conclusion.

For the reasons provided in the Request Letter, as supplemented above, Mattel requests the concurrence of the Staff that it will not recommend enforcement action if Mattel omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials pursuant to Rule 14a-8(i)(10).

By copy of this letter, Mattel notifies John Chevedden of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-

[1] See Hewlett-Packard Company (avail. Dec. 24, 2003).

[2] Indeed, the Proponent's proposal to the Hewlett-Packard Company, which was permitted to be excluded, was more clear, as compared to the Proposal, that it sought a non-binding vote that may occur following the adoption of a poison pill because (i) unlike the Proposal, the Hewlett-Packard proposal did not provide that the vote on the shareholder rights plan should be sought "on the earliest possible shareholder ballot" and (ii) unlike the Proposal, the Hewlett-Packard proposal specifically noted that "[d]irectors have discretion in responding to shareholder votes."

stamping the enclosed receipt copy of this letter and returning it in the enclosed pre-addressed and pre-paid return envelope.

If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachments

cc: John Chevedden (w/attachments)

EXHIBIT A

RECEIVED

FEB 0 2004

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

ROBERT A. ECKERT

REC'D FEB 06 2004

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
Mattel, Inc. (MAT)
Poison Pill Proposal

Ladies and Gentlemen:

In rebuttal to the company no action request, the numbers preceding the brackets below correspond approximately to the pages of the company letter. Please also see the attachments for:

Separate Ballot Item
Not Substantially (Extensively) Implemented

2] The company cites the wrong SEC Release number for August 16, 1983.

The company withholds the fact that its 2003 no action request on this same proposal topic, Mattel, Inc. (March 10, 2003), was not concurred with on rule 14a-8(i)(2).

3] **The shareholder proposal states:**
RESOLVED: Shareholders request that our Directors increase shareholder rights and submit any adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

By contrast the company policy states:
Subject to its fiduciary duties, which may dictate otherwise depending on the circumstances, the Board of Directors of the Company would intend to submit any future shareholder rights plan to a vote of the Company's stockholders.

Thus the milquetoast wish-list company policy has three contingencies
1) "Which may dictate otherwise depending on the circumstances"
2) "Would"
Meaning to express a contingency or possibility
3) "Intend"
Meaning to have in mind as a purpose or goal

With the three key company contingencies amplified the meaningless company policy would read:
We express a possibility to have in mind as a goal to submit any future shareholder rights plan [poison pill] to a vote of the Company's stockholders although it may dictate otherwise depending on the circumstances.

The company policy seems to address a proposal which would read:
Shareholders request the board to express a possibility to have in mind as a goal to submit any future shareholder poison pill to a bundled or unbundled vote of the Company's stockholders. However this request may dictate otherwise depending on the circumstances. This poison pill vote can be bundled with a number of other items as an all-or-nothing vote. This entire foundational policy may be repealed or revised by the Board without prior public notice and the Board may adopt a poison pill without any subsequent shareholder vote in the foreseeable future.

The company fails to explain the contrast of the company policy to the Hewlett Packard policy which states:
"That the Board hereby deems it to be in the best interest of HP and its shareholders to adopt, and the board does hereby adopt, a policy that it shall submit adoption or extension of any poison pill to a shareowner vote before it acts to adopt any poison pill;"

The company fails to support an extension of the Hewlett-Packard case to the milquetoast company policy.

Oxymoron Opinion
The legal opinion of Richard, Layton & Finger is an oxymoron and paradox. It is filled with unsupported inflammatory language of dire consequences. It states on page 9 that submitting a poison pill plan to a stockholder vote after the plan is adopted would "at worst, completely eliminate the ability of a board of directors to respond to the threat ...." Thus this opinion is in the position of touting an illogical claim: That a non-binding vote after a pill is adopted could eliminate "the ability of a board of directors to respond to the threat ...."

The opinion also states on page 9 that a non-binding vote after the pill is adopted will allow the board to lose "the ultimate freedom to direct the strategy and affairs of the corporation."

There is no point-by-point direct explanation of how these dire consequences are the direct result of a non-binding vote after a poison pill is adopted and is fully effective.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Robert Eckert

an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation) Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan " Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights ") (emphasis added) Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan

Indeed, the delegation of the final authority to adopt a future rights plan to the Company's stockholders would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control In the face of an imminent takeover proposal, a requirement that stockholders approve a stockholders rights plan will, at best, slow down the ability of a board of directors to respond and, at worst, completely eliminate the ability of a board of directors to respond to the threat The Delaware courts have recognized that time is of the essence in responding to takeover proposals See, e.g., Gilbert v. El Paso Co., 575 A 2d 1131, 1146 (Del 1990) (noting that a board's "prompt adoption of defensive measures in an attempt to meet [an] imminent [takeover] threat was hardly improvident") Indeed, the "selection of a time frame for achievement of corporate goals [is a] duty [that] may not be delegated to the stockholders " In re Pure Res., Inc. S'holders Litig., 808 A 2d 421, 440 n 38 (Del Ch 2002); Paramount Communications, Inc. v. Time Inc., 571 A 2d 1140, 1154 (Del 1989) (same); Smith v. Van Gorkom, 488 A 2d at 873 (Del 1985) (same) If a board of directors submits a stockholders rights plan to stockholders of a corporation and it is adopted after the time delay inherent in the solicitation process, the board will have impermissibly delegated the duty to set a time frame for corporate action to the stockholders If, on the other hand, the corporation's stockholders vote down the stockholder rights plan, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation " Grimes v. Donald, 673 A 2d at 1215; Chapin, 402 A 2d at 1210 (same); Abercrombie, 123 A 2d at 899 (same)

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care See, e.g., Canal Capital Corp, slip op at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties under Section 141(a) "); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care "); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties ")

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A 2d 1239, 1247 (Del 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented
Separate Ballot Item Issue

Ladies and Gentlemen:

Separate Ballot Item

The company has made no claim that its policy calls for a vote as a separate ballot item. The company has cited no precedent where a called-for vote was determined substantially implemented by a policy allowing a vote as only a small part of a larger bundle of provisions.

The 2003 company policy can also make a vote nearly meaningless by bundling the vote on the poison pill with 5 other items as an all-or-nothing vote proposition. And one of the 5 other items could be a big-ticket item.

There is no point-by-point company analysis particularly focused on the separate ballot item provision.

Sincerely,

John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as

good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

A vote is consistent with fiduciary duty

A vote gives the board greater incentive to meet its fiduciary duty

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state that companies carefully evaluate precatory shareholder votes.

For instance The Boeing Company 2003 response statement to the poison pill shareholder proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications." The Boeing Company seems to have arranged a special briefing for the Board as a result of the shareholder vote.

It appears from The Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic gives the board greater incentive to meet its fiduciary duty to shareholders under state law.

The two-element policy calls for a vote at each of the two points. If the company sets up a condition where it can avoid a vote at, particularly at the foundational element then there is no substantial (extensive) implementation.

The board can take a false sense of security in knowing it can remove the policy at any time without any shareholder vote at any time. This false sense of security can impact shareholder value. It can also lead to management complacency and to the board marginally meeting fiduciary duty or less.

The company has not provided a precedent where a proposal which called for a shareholder vote under two circumstances was substantially implemented by a policy that enabled the company to avoid both such votes.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response. Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following are precedents where substantially implement was not concurred with.

Alaska Air Group, Inc. (March 31, 2003)
A shareholder proposal, which recommends that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted under rule 14a-8(i)(10).

AMR Corp. (April 4, 2003)
A shareholder proposal, which requests that this company annually submit to a shareholder vote any poison pill adopted since the company's previous annual meeting and/or currently in place, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

3M Co. (Jan. 28, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Sabre Holdings Corp. (March 20, 2003)
A shareholder proposal, which requests that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

UST Inc. (Dec. 26, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The proposal here goes beyond each of the above proposals in calling for a precatory vote if the board repeals the foundational pill policy itself.

Fiduciary Out
A non-binding vote on the second part of this two-element proposal regarding the removal of the proposal once adopted is consistent with a fiduciary out.

Not all proposals with a fiduciary out are substantially identical
A non-binding vote on repealing a policy is consistent with a fiduciary out

Not all poison pill proposals with a fiduciary out are substantially identical. Both a two-point policy and a one-point policy can have a fiduciary out. The fiduciary out of the two-point policy does not force it to be substantially implemented by a one-point policy.

Oxymoron Opinion

Legal opinions of Richard, Layton & Finger are an oxymoron and paradox: They state that submitting a poison pill plan to a stockholder vote after the plan is adopted would impose "substantial delay" or similar text. Thus these opinions are in the position of touting an illogical claim: That a vote after a pill adoption delays the pill adoption itself. This may be a key defect in a number of Richard, Layton & Finger opinions in the no action process and may subject such opinion to credibility questions.

There is no point-by-point analysis in these opinions to explain this reversal of logic.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

D. *Rule 14a-8(b)(2)—Identification of Proponent*

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name *and address of a proponent who is not identified* in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such *information, it is required only to indicate* that it will provide such information on request.

E. *Substantive Grounds for Omission of Security Holder Proposals*

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether *a proposal would be a proper subject for* action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976[6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was *deemed proper* for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976:

"[I]t is the *Commission's understanding* that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the *typical statute. On the other hand*, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the *typical state statute, since such proposals* are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders."[7]

The Commission believes, *on the basis of* opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate *for the staff to give proponents the* opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, *since issuers are accorded the* same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by *proponents attempting to* achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. Some commentators expressed concern that, as proposed, the "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue *in which a proponent* was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the *intended scope* of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . *designed to result in a benefit to the proponent or to further a personal* interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees *to study a segment of their* business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the *Commission* has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in *the staff interpretation* of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those [...] posal has been fully effected. The *Commission proposed* an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The *Commission* has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if *substantially the same proposal* has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier *proposal*. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is [...]

[6] Release 34-12999, (Nov. 22, 1976) [41 FR 52994].

[7] *Id.* at p.16.

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	74%

These percentages are based on yes and no votes cast. I believe this level of shareholder support is more impressive than the raw percentage because this support followed our Directors' objections and we do not have confidential voting. The 26%-vote favoring management's objections equals only 18% of Mattel shares outstanding. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 85% of our stock.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills deprive shareholders of a meaningful voice.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe that it is important to take at least a single step here to improve our corporate governance standards since I believe our 2003 governance standards were not impeccable. For instance:

No confidential voting.

No independent Board Chairman.

Our board materially ignored our 2003 majority shareholder vote on this topic.

Entrenchment – No tenure limits for directors.

One of our directors with 20 years tenure was allowed to sit on all 3 key board committees: Audit, Compensation and Nomination.

Two of our directors with 19 and 33 years of tenure were allowed to sit on 2 key board committees.
One other director had 19 years tenure.
Thus 40% of non-employee directors had tenure of 19 to 33 years.

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to obtain our input and ignore our input if our Directors seriously believe they have a good reason.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Moringstar.com, Aug. 15, 2003
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
Mattel, Inc. (MAT)
Poison Pill Proposal

Ladies and Gentlemen:

This is in further support of the January 23, 2004 letter.

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder rights and submit any adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

By contrast the company policy states:
Subject to its fiduciary duties, which may dictate otherwise depending on the circumstances, the Board of Directors of the Company would intend to submit any future shareholder rights plan to a vote of the Company's stockholders.

The following provisions are thus not implemented in the company policy:
1. A vote is not needed to adopt a pill ("Subject to its fiduciary duties, which may dictate otherwise …").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote *ever* is needed to repeal the entire policy
4. Since no vote is needed to repeal the entire policy then the second "shareholder vote as a separate ballot item" is not implemented.
5. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

An annotated version of the company policy would expose its lack of substance:
We express a possibility to have in mind as a goal to submit any future shareholder rights plan [poison pill] to a vote of the Company's stockholders although it may dictate or impose

otherwise depending on unspecified circumstances and if it dictates otherwise a shareholder vote would not apply.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Robert Eckert

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response the instant that the company received the staff Response.

Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

The ability to have a vote on repealing the foundational policy is critical to the underlying policy having any meaning.
This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

In many proposals 6-elements are missing such as:
The following provisions are thus not implemented in the company policy:
1. A vote is not needed to adopt a pill ("unless the Board ...").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote whatsoever is needed for a pill with a 364-day term ("within one year").
a. If the pill "expires" after 364-days a new pill can be adopted.
b. This expire-and-adopt-again cycle can be repeated year after year.
4. No shareholder vote *ever* applies to repealing the entire policy.
5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

SEC Release No. 34-20091 said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.
3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following is a recent precedent where substantially implement was not concurred with.
Continental Airlines, Inc. (January 28, 2004)
"The Proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot.
"We are unable to concur in your view that Continental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Continental may omit the proposal from its proxy material in reliance on rule 14a-8(i)(10)."

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
Mattel, Inc. (MAT)
Poison Pill Proposal

Ladies and Gentlemen:

This is in further support of the January 23, 2004 and January 31, 2004 rebuttal letters.

Non-Functional Company Policy due to Lack of Transparency
The company inscrutably claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a policy that lacks transparency:
1. No announcement of policy adoption confirmed.
2. No announcement if policy repealed.

Wait 3-years for a vote?
Additionally the called-for vote in the policy is moot because it could be conducted 3-years or later after a pill is adopted. The policy says "the Board ... would intend to submit any future shareholder rights plan to a vote" but does not say when.

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder rights and submit any adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

By contrast the company policy states:
Subject to its fiduciary duties, which may dictate otherwise depending on the circumstances, the Board of Directors of the Company would intend to submit any future shareholder rights plan to a vote of the Company's stockholders.

The following provisions are thus not implemented in the company policy:
1. A vote is not needed to adopt a pill ("Subject to its fiduciary duties, which may dictate otherwise ...").

2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote *ever* is needed to repeal the entire policy
4. Since no vote is needed to repeal the entire policy then the second "shareholder vote as a separate ballot item" is not implemented.
5. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

An annotated version of the company policy would expose its lack of substance:
We express a possibility to have in mind as a goal to submit any future shareholder rights plan [poison pill] to a vote of the Company's stockholders although it may dictate or impose otherwise depending on unspecified circumstances and if it dictates otherwise a shareholder vote would not apply. *However, we do not commit to conduct this vote within any time-period whatsoever if we do have this vote.*

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Robert Eckert

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/4991

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000

March 12, 2004

SENT VIA E-MAIL AND OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20547

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. – Shareholder Proposal of John Chevedden – Request for Reconsideration

Ladies and Gentlemen:

On January 9, 2004, we notified you of the intention of Mattel, Inc. ("Mattel"), to omit from the proxy statement and form of proxy for Mattel's 2004 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by John Chevedden (the "Proponent") to Mattel on November 20, 2003 (the "Proposal"). In our letter to you of January 9, 2004 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if Mattel omitted the Proposal from the Proxy Materials.

On February 6, 2004, we received a copy of three letters, each dated January 23, 2004, sent from the Proponent to the Staff; on February 11, 2004, we received a copy of two letters, each dated January 31, 2004, sent from the Proponent to the Staff; and on February 16, 2004, we received a copy of a letter dated February 7, 2004 sent from the Proponent to the Staff (the six letters collectively, the "Proponent Letters"). On February 23, 2004, the Staff sent us a letter (the "Staff Letter") denying our request, which we received on March 3, 2004. On February 24, 2004, before we received the Staff Letter, we sent a letter to the Staff responding to the Proponent Letters.

For the reasons set forth below, we respectfully request that the Staff reconsider the Staff Letter and provide Mattel the requested concurrence of the Staff that it would not recommend enforcement action if Mattel omitted the Proposal from the Proxy Materials.

A. The Proposal.

For the benefit of the Staff, we repeat the text of the Proposal, which reads as follows:

> RESOLVED, Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

B. The Proposal is properly excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

In the Request Letter, we expressed our view that Mattel should be permitted to exclude the Proposal under Rule 14a-8(i)(10) because the Proposal has been substantially implemented. The Request Letter stated that the Mattel board of directors had adopted a statement of policy on shareholder rights plans, which, subject to the board's fiduciary duties, required Mattel to submit any future shareholder rights plans to a stockholder vote. That policy ("Mattel's Original Policy") was as follows:

> The Company does not have a shareholder rights plan and has no present intention to adopt a new shareholder rights plan. Subject to its fiduciary duties, which may dictate otherwise depending on the circumstances, the Board of Directors of the Company would intend to submit any future shareholder rights plan to a vote of the Company's stockholders.

Following the receipt of no-action relief by several companies that had policies very similar to Mattel's Original Policy, see, e.g., 3M Company (Feb. 17, 2004) and The Hewlett-Packard Company (Dec. 24, 2004), Mattel's board of directors met on March 12, 2004 and adopted a revised policy regarding shareholder rights plans ("Mattel's Revised Policy"), which policy is identical in all relevant respects to the policy adopted by the 3M Company. Mattel's Revised Policy reads as follows:

> The Company does not have a shareholder rights plan and is not currently considering adopting one.
>
> The Board's policy is that it will only adopt a shareholder rights plan if either (1) the stockholders have approved adoption of the shareholder rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of the stockholders to adopt a shareholder rights plan without

the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

The terms of the policy shall be disclosed in the "Corporate Governance" section of the Company's corporate Web site, http://www.mattel.com, and will be included in the Company's proxy statement.

We believe that Mattel's Revised Policy substantially implements the Proposal, and thus the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) in accordance with recent no-action precedent from the Staff.

C. Conclusion.

For the reasons provided in the Request Letter, as supplemented above, Mattel requests that the Staff reconsider the conclusions set forth in the Staff Letter and provide Mattel the requested concurrence of the Staff that it would not recommend enforcement action if Mattel omitted the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10). As we expect to begin printing the Proxy Materials on or around April 1, 2004, we respectfully request that we be notified of the Staff's position prior to that date.

By copy of this letter, Mattel notifies John Chevedden of its request for reconsideration of the Staff Letter. We have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed pre-addressed and pre-paid return envelope.

Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

cc: John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

March 17, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Mattel, Inc. (February 23, 2004)
Second company No Action Request

Ladies and Gentlemen:

The company rush second no action request dated March 12, 2004 was leisurely delivered on March 16. A mere 37-cent stamp would have moved up delivery to March 13, 2004.

Sincerely,

John Chevedden

cc: Robert Eckert

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 19, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Mattel, Inc. (February 23, 2004)
Initial Rebuttal to Second Company No Action Request

Ladies and Gentlemen:

The following shows the meaninglessness of the company "Revised Policy" delivered March 16, 2004 after Mattel, Inc. (February 23, 2004).

This "in other words ..." text is consistent with the meaningless company policy and could be included with the company policy without contradiction:
In other words if a bare majority of our independent directors decide that it is best to not spend time on a shareholder vote, then there will be no vote. Although we call spending time on a vote a delay, this called-for vote could in fact be held after the adoption of a poison pill and thus cause no delay whatsoever.

The company does not address key distinctions in the proposal to the company compared to the proposals to its cited companies.

The Staff Response letter in Hewlett-Packard Company (Dec. 24, 2003) stated "The proposal clarifies that directors have discretion in responding to shareholder votes." The proposal to Mattel does not have this text.

The Staff Response letter in 3M Company (Feb. 17, 2004) stated, "The proposal gives directors the 'flexibility of discretion' in scheduling the vote and in responding to shareholder votes." Again the proposal to Mattel does not have this text.

It is respectfully requested that time be granted to submit further rebuttal.

Sincerely,

John Chevedden
Shareholder

cc: Robert Eckert

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	74%

These percentages are based on yes and no votes cast. I believe this level of shareholder support is more impressive than the raw percentage because this support followed our Directors' objections and we do not have confidential voting. The 26%-vote favoring management's objections equals only 18% of Mattel shares outstanding. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 85% of our stock.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills deprive shareholders of a meaningful voice.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe that it is important to take at least a single step here to improve our corporate governance standards since I believe our 2003 governance standards were not impeccable. For instance:

No confidential voting.
No independent Board Chairman.
Our board materially ignored our 2003 majority shareholder vote on this topic.
Entrenchment – No tenure limits for directors.
One of our directors with 20 years tenure was allowed to sit on all 3 key board committees: Audit, Compensation and Nomination.

Two of our directors with 19 and 33 years of tenure were allowed to sit on 2 key board committees.
One other director had 19 years tenure.
Thus 40% of non-employee directors had tenure of 19 to 33 years.

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to obtain our input and ignore our input if our Directors seriously believe they have a good reason.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Moringstar.com, Aug. 15, 2003
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).